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                                    FORM 6-K


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                FOR OCTOBER 31, 2002


                          QUILMES INDUSTRIAL (QUINSA),
                                SOCIETE ANONYME
             (Exact Name of Registrant as Specified in its Charter)


                        84, GRAND RUE L-1660 LUXEMBOURG,
                           GRAND-DUCHY OF LUXEMBOURG
                    (Address of Principal Executive Offices)


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                       Quilmes Industrial (Quinsa), S.A.

                               TABLE OF CONTENTS



                                                                     Sequential
Item                                                                Page Number
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1.     Press release dated October 31, 2002 entitled, "Quilmes
       Industrial (QUINSA) S.A. Announces Resumption of
       Approval Process for the Combined Business of QUINSA
       and AMBEV"...............................................        3







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Quilmes Industrial S.A.                                       [Quinsa Logo]

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                           84 Grand-Rue o Luxembourg
                     Tel: +352.473.884 o Fax: +352.226.056

CONTACT:
Francis Cressall                          Van Negris / Philip J. Denning
Quilmes Industrial (Quinsa) S.A.          Van Negris & Company, Inc.
+5411-4321-2744                           212-396-0606
FOR IMMEDIATE RELEASE
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       QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES RESUMPTION OF APPROVAL
             PROCESS FOR THE COMBINED BUSINESS OF QUINSA AND AMBEV

LUXEMBOURG - October 31, 2002 - Quilmes Industrial (QUINSA) S.A. (NYSE:LQU) ("Quinsa" or the "Company") announced today that an Argentine Federal court had turned down C.A.S.A. Isenbeck S.A.'s ("Isenbeck") request to join as a party in the antitrust approval process carried out before the Argentine antitrust commission, in relation with the pending business combination between Quinsa and Companhia de Bebidas das Americas - AmBev ("AmBev"). The regulatory approval process has reverted to the Argentine antitrust commission, and proceedings shall continue where they were left before the court injunction.

                                  ABOUT QUINSA

Quinsa is a Luxembourg-based holding company, which controls 85 percent of Quilmes International (Bermuda) Ltd., ("QIB"). The remaining 15 percent share is owned, since 1984, by Heineken International Beheer B.V. ("Heineken"). Heineken Technical Services B.V. renders technical assistance to the operating companies. Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a strong presence in Chile. Quinsa is also the largest PepsiCo bottler in Argentina and the only one in Uruguay. Quinsa's Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes:
QUIN.LU and QUINp.LU). Quinsa's American Depository Shares, each representing two of the Company's Class B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa's web address: www.Quinsa.com
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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              QUILMES INDUSTRIAL (QUINSA), S.A.


                                              By: /s/ Carlos Olivieri
                                                  ------------------------------
                                                  Name:  Carlos Olivieri
                                                  Title: Chief Financial Officer


Date: October 31, 2002